United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

EVENTBRITE, INC.

(Name of Issuer)

Class A Common Stock, $0.00001 par value per share

(Title of Class of Securities)

29975E109

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29975E109	Schedule 13G	Page 1 of 6

1	Names of Reporting Persons Kevin Hartz
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 12,900,396
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 12,900,396

9	Aggregate Amount Beneficially Owned by Each Reporting Person 12,900,396
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 17.3%
12	Type of Reporting Person IN

CUSIP No. 29975E109	Schedule 13G	Page 2 of 6

1	Names of Reporting Persons Julia Hartz
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 12,900,396
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 12,900,396

9	Aggregate Amount Beneficially Owned by Each Reporting Person 12,900,396
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 17.3%
12	Type of Reporting Person IN

CUSIP No. 29975E109	Schedule 13G	Page 3 of 6

ITEM 1.	(a) Name of Issuer:

Eventbrite, Inc. (the “Issuer”)

(b)  Address of Issuer’s Principal Executive Offices:

155 5th Street, 7th Floor

San Francisco, CA 94103

ITEM 2.	(a) Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Kevin Hartz

Julia Hartz

(b)  Address or Principal Business Office:

The business address of each of the Reporting Persons is 155 5th Street, 7th Floor, San Francisco, CA 94103.

(c)  Citizenship of each Reporting Person is:

Each of the Reporting Persons is a citizen of the United States.

(d)  Title of Class of Securities:

Class A Common Stock, par value $0.00001 per share (“Class A Common Stock”).

(e)  CUSIP Number:

29975E109

ITEM 3.

Not applicable.

CUSIP No. 29975E109	Schedule 13G	Page 4 of 6

ITEM 4.	Ownership

(a-c)

The ownership information presented below represents beneficial ownership of Common Stock of the Issuer as of December 31, 2019, based upon 61,849,511 shares of Common Stock outstanding as of December 31, 2019 and assumes the conversion of the Class B Common Stock held by the Reporting Persons into shares of Class A Common Stock of the Issuer on a one-to-one basis.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Kevin Hartz	12,900,396	17.3%	0	12,900,396	0	12,900,396
Julia Hartz	12,900,396	17.3%	0	12,900,396	0	12,900,396

Mr. Hartz is the record holder of 2,447 shares of Class A Common Stock, 411,026 shares of Class B Common Stock and 1,266,369 options that are currently exercisable or will become exercisable within 60 days of February 14, 2020. Ms. Hartz is the record holder of 1,000,000 shares of Class B Common Stock and 3,315,664 options that are currently exercisable or will become exercisable within 60 days of February 14, 2020. In addition, as a result of their position as co-trustees, Mr. and Ms. Hartz may be deemed to share beneficial ownership of (i) 4,023 shares of Class A Common Stock and 4,273,601 shares of Class B Common Stock held by The Hartz Family Revocable Trust Dtd 12/4/08 and (ii) 2,627,266 shares of Class B Common Stock held by The Hartz 2008 Irrevocable Trust, dated September 15, 2008.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 29975E109	Schedule 13G	Page 5 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 10, 2020

/s/ Kevin Hartz
Kevin Hartz

/s/ Julia Hartz
Julia Hartz

CUSIP No. 29975E109	Schedule 13G	Page 6 of 6

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement (incorporated by reference to Exhibit 99 to the Schedule 13G filed by the Reporting Persons on February 14, 2019).